EXHIBIT 11.1

CALCULATION OF WEIGHTED AVERAGE FOR NINE MONTHS ENDED SEPTEMBER 30, 2004

BEGINNING BALANCE			17,883,015
DATE	NO. OF SHARES ISSUED	CONTRIBUTION TO WEIGHTED AVERAGE	ENDING BALANCE

February 6, 2004	12,000	10,945	17,893,960
February 13, 2004	15,000	12,637	17,906,597
March 30, 2004	10,000	6,740	17,913,337
March 31, 2004	10,000	6,703	17,920,040
April 15, 2004	521,588	320,977	18,241,017
May 27, 2004	113,000	52,154	18,293,171
June 28, 2004	10,000	3,443	18,296,614
September 10, 2004	258,404	18,931	18,315,545
September 24, 2004	100,000	2,198	18,317,743

Loss for the period	$1,943,336
Weighted average shares	18,317,743
Net Loss per share	$(0.11)